                                                                    Exhibit 99.1


[HOLLINGER INTERNATIONAL LOGO]


 HOLLINGER INC., HOLLINGER INTERNATIONAL INC., AND ITS AFFILIATES ANNOUNCE THE
  SALE OF CDN $3.5 BILLION OF CANADIAN ASSETS TO CANWEST GLOBAL COMMUNICATIONS
                                     CORP.



         Toronto - July 31, 2000: Hollinger Inc. (TSE:HLG.C), Hollinger International Inc. ("Hollinger") (NYSE: HLR), Southam Inc. and Hollinger Canadian Newspapers, Limited Partnership ("Hollinger L.P.") (TSE: HCN.UN) announce that an agreement has been entered into to sell to CanWest Global Communications Corp. ("CanWest") (NYSE: CWG; TSE, WSE: CGS.S and CGS.A) for approximately CDN $3.5 billion, subject to adjustments, the following assets:

         o a 50% interest in the National Post, while continuing as managing partner;

         o their metropolitan and a large number of their community newspapers in Canada (including the Ottawa Citizen, Vancouver Sun, the Province, the Calgary Herald, the Edmonton Journal, the Montreal Gazette, The Windsor Star, The Regina Leader Post, the Star Phoenix and The Victoria Times-Colonist);

         o        the Southam Magazine and Information Group, and

         o their operating Canadian Internet properties including canada.com.

         The purchase price will be payable as to approximately CDN$700 million in shares of CanWest and as to the balance, 75% in cash and 25% in subordinated debentures of a senior company in the CanWest group. Hollinger will nominate two directors to the CanWest Board, commensurate with its opening equity interest of 15%. Conrad Black, Hollinger's Chairman and CEO, will be the Chairman of the National Post. With respect to the other newspaper assets being sold to CanWest, Mr. Black and his associates will enter into a management services agreement for at least 17 months in order to ensure operating continuity and to facilitate a smooth transition to the new arrangements.

         The sale is expected to be completed at the end of September. Hollinger will use the cash proceeds to eliminate bank debt and possibly to cancel debentures and shares and create a substantial reserve of liquid assets.


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                                     - 5 -

         The properties to be sold by Hollinger L.P. do not include the UniMedia group in Quebec and many community papers based in Ontario and British Columbia. A list of the businesses being sold is attached to this press release.

         This transaction is consistent with Hollinger's stated objective for its Canadian restructuring initiative launched earlier this year. The sale price reflects the full enterprise value of the assets to be sold with the newspapers being valued at approximately 10 times EBITDA. Through its 15% shareholding in CanWest, its 50% direct interest in the National Post and as continuing manager of these assets, Hollinger will continue to participate in the future growth and exploitation of the franchise value of the assets in conjunction with CanWest's television, cable channel, radio and other Canadian and international media assets. Mr. Black stated: "Since gaining control of Southam in 1996, Hollinger has made great strides in improving the editorial quality as well as the profitability of its newspapers in Canada. Commencing with the Ottawa Citizen in 1997 and thereafter throughout its metropolitan and many of its community newspapers, Hollinger has enhanced editorial content and enlarged opportunities for Canadian print journalists. The launch of the National Post 21 months ago has thoroughly revitalized the Canadian newspaper industry. Nevertheless, there continues to be an audible body of opinion that holds that the newspaper industry has entered a period of stagnation or even decline. We strenuously disagree with this and look forward to demonstrating both the fallacy of this view and the enduring vitality of quality newspaper assets intelligently managed and imaginatively linked with other media. Hollinger believes this intimate association with a highly successful telecaster built by an entrepreneurial spirit compatible with Hollinger is the best possible assurance of the strength of the newspaper franchises and of the prospects and security of all who work in them. With CanWest we look forward to new and profitable convergence opportunities on a scale that is unique in the world. We retain complete flexibility to hold, reduce or increase to fuller partnership our interest in CanWest Global".

         In addition to its interests in CanWest, the National Post, other Canadian newspapers and The Jerusalem Post, Hollinger will continue to own The Telegraph Group Limited in Britain, the Chicago Sun-Times, a large number of community newspapers in the Chicago area and Hollinger Ventures (Hollinger's new media investment subsidiary), none of which were offered for sale.

         Mr. Black added, "This transaction and some smaller anticipated disposals of U.S. community newspapers not in the Chicago area represent a significant step toward what we committed to undertake last April in an effort to demonstrate the enterprise value of Hollinger's assets, both as traditional newspaper properties and as content and transactional Internet platforms. As I have stated over the last several months, Hollinger International expects to emerge from this process with a drastically reduced debt level and smaller number of outstanding shares, a stronger strategic position in relation to other media (and especially new media), appreciably higher earnings per share, and a large cash reserve with which to take the company forward to the next stage of its development. The demonstrable realization of the company's underlying values fully supports management's predictions."


  Cautionary Statement on Forward-Looking Statements

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                                     - 6 -


         Certain statements made in this release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate, or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "project," "will be," "will continue," "will likely result," or similar words or phrases. Forward-looking statements involve risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. The risks and uncertainties are detailed from time to time in reports filed by Hollinger International with the Securities and Exchange Commission, including in its Prospectus and its Forms 10-K and 10-Q. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such risk factors on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.


For more information contact:


Jack A. Boultbee
Executive Vice-President & Chief Financial Officer
Hollinger Inc.
(416) 363-8721

Peter Y. Atkinson
Executive Vice-President & General Counsel
Hollinger Inc.
(416) 363-8721

Paul B. Healy
Vice-President
Hollinger International Inc.
(212) 586-5666



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A.   QUEBEC                                Niagara Shopping News
                                           Regional Shopping News
                                           St. Catharines Shopping


(A)  MONTREAL GAZETTE             (H)      THE SOCN GROUP
                                           The Brabant Group
                                           Ancaster News
                                           Dundas Star News
                                           Hamilton News-Mountain Edition
                                           Stoney Creek News
                                           Hamilton Real Estate Guide
                                           New Home News
                                           Flamborough Review
                                           The Fairway Group
                                           New Hamburg Independent
                                           Cambridge Times
                                           Guelph Tribune
                                           Waterloo Chronicle
                                           Durham Post


B.   ONTARIO                           C.  SASKATCHEWAN


(A)  OTTAWA CITIZEN                   (A)  AD VENTURES

(B)  THE SARNIA OBSERVER GROUP        (B)  THE MOOSE JAW TIMES GROUP
     The Observer                          Times-Hearld
     TV Listings                           This Week
     Scope                                 Rural Shopper
     The Marketplace
     Real Estate Guide
     Travellin' Times


(C)  THE WINDSOR STAR GROUP           (C)  THE PRINCE ALBERT DAILY HERALD
     The Windsor Star                      Daily Herald
     TV Listings                           Rural Roots
     Shop Windsor                          Advantage
     Forever Young                         Northern Visitor
     Bargain Bundle                        Channels


(D)  THE CHATHAM DAILY NEWS GROUP     (D)  THE REGINA GROUP
     Chatham Daily News                    The Regina Leader Post
     TV Listings                           The Regina Sun
     Chatham Kent Citizen                  The Regina Advertiser
     Home Hunters Guide                    TV Times
                                           Road and Wheel
                                           Armadale Graphics


(E)  THE BRANTFORD EXPOSITOR GROUP    (E)  THE SASKATOON STAR PHOENIX GROUP
     The Expositor                         The Star Phoenix
     Midweek                               TV Listings
     Weekender                             Saskatoon Sun
     TV Listings                           Saskatoon Shopper
     Home Buyers Guide
     Fifty Plus


(F)  THE NIAGARA GROUP               (F)  SWIFT CURRENT GROUP
     The Dunnville Chronicle              The Southwest Booster
     Niagara Falls Review                 The City Sun
     The Welland Tribune
     Weekend Update
     Import
     The Welland News


(G)  THE ST. CATHARINES GROUP
     St. Catharines Standard
     SOCN - Rannie Group
     Weekend Edition
     Niagara Advance
     The Times
     The Shopping Times

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                                     - 8 -

D.   ALBERTA                            (B)  THE ATLANTIC GROUP
                                             Bathurst Northern Light
(A)  EDMONTON GROUP                          Cape Breton Post
     Edmonton Journal                        Evening News
     The Flyer Force                         Truro Daily News
                                             Marketplace Today
(B)  CALGARY GROUP                           Post Record
     Calgary Herald                          CB Post Real Estate Guide
     Flyer Force Calgary                     Island Shopper
                                             Pictou County This Week
E.   BRITISH COLUMBIA                        TV Scene (New Glasgow)
                                             Real Estate Guide (Truro)
(A)  VANCOUVER GROUP                         Helpful Pages Telephone Book (Truro)
     The Vancouver Sun                       North Nova Shopper
     The Province                            Northumberland Business Report
     Lower Mainland Publishing               Colchester Sunday
     Burnaby Now                             TV Scene (Truro)
     The Record New Westminster              Real Estate Guide (New Glasgow)
     The Now Community                       Helpful Pages Telephone Book (New Glasgow)
     Langley Advance
     Abbotsford Times                   (C)  THE CHARLOTTETOWN GUARDIAN GROUP
     Chilliwack Times                        The Guardian
     Maple Ridge Times                       Vacation PEI
     Coquitlam Times Now                     The Insider
     Richmond News                           Seniors
     Delta Optimist                          Off Island Islander
     Vancouver Courier Eastside              Real Estate Guide
     Vancouver Courier Westside              Helpful Pages
     Vancouver Courier Downtown
     North Shore News                   (D)  THE SUMMERSIDE GROUP
     Real Estate Weekly                      The Journal Pioneer
                                             Island Harvest
(B)  THE PORT ALBERNI GROUP                  TV and Real Estate
     Alberni Valley Times                    Buyers Guide
     Pennyworth Shopper                      Irwin Printing
     Westerly News                           Williams & Crue Printing

(C)  THE NANAIMO DAILY NEWS GROUP       (E)  THE NEWFOUNDLAND GROUP
     The Nanaimo Daily News                  St. John's Telegram
     Harbour City Star                       Weekly EXTRA
     Real Estate Guide                       TV Scene
     Monthly Star Homes                      Home Buyers Guide
     TV Listings                             The Corner Brook Western Star
                                             TV Scene
(D)  THE VICTORIA TIMES-COLONIST             Star Plus

F.   ATLANTIC

(A)  THE HALIFAX DAILY NEWS

G.   SOUTHAM MAGAZINE & INFORMATION GROUP         (G)  FINANCIAL
                                                       Mutual Fund Source Book
(A)  AUTOMOTIVE                                        Fund Profiler
     Automotive Service Data Book
     Auto Vision                                  (H)  INSURANCE
     Body Shop                                         Canadian Underwriter
     Jobber News                                       Canadian Underwriter Statistical Issue
     L'automobile                                      Ontario Insurance Directory
     Le Body Shop
     Service Station and Garage Management        (I)  MANUFACTURING
                                                       Canadian Industrial Equipment News
(B)  COMMUNICATIONS                                    Canadian Transportation Logistics
     Broadcaster                                       Laboratory Product News
     Cablecaster                                       Laboratory Buyer's Guide
     New Media.pro                                     Machinery & Equipment
                                                       Industrial Sales-Scott's Directories
(C)  CONSTRUCTION
     Cabling Systems                              (J)  MEDICAL
     Canadian Architect                                Southam Medical
     Canadian Consulting Engineer                      Southam Medical Lists
     Landscape/Paysages                                The Drugstore File
                                                       Dental Directories
(D)  DENTAL HEALTH                                     Canadian Health Facilities Directory
     Dental Practice Management
     Oral Health                                  (K)  MINING
                                                       American Mines Handbook
(E)  ENERGY                                            Canadian Mines Handbook
     New Technology Magazine\                          Canadian Mining Journal
     Petroleum Explorer                                Mining Source Book
     Nickle's Energy Group                             Canadian MineSCAN
     Daily Oil Bulletin and Online                     Mining Source Book
     Canadian Oil Register                             Northern Miner Newspaper
     P.O.S.T. Report                                   Northern Miner Combo
     Energy Analects                                   Northern Miner CD
     Statistics Quarterly                              Northern Miner On line daily
     Energy Information Services                       Northern Miner On line weekly
     New Technology Magazine                           American MineSCAN
     Petroleum Ownership Structures                    Northern Miner Daily Facts
     Nickle's Directory Series/Online                  The Northern Miner Conferences
     Petroleum Explorer
                                                  (L)  OCCUPATIONAL HEALTH AND SAFETY
(F)  ENVIRONMENTAL INDUSTRY                            OH&S Canada
     Hazardous Materials Management                    Back to Work
     Solid Waste Recycling                             Canadian Occupational Health and Safety News
     Ecology Week
     ERIS                                         (M)  PLASTICS
     Other Environmental Information                   Canadian Plastics
                                                       Canadian Plastics Directory & Buyers Guide

(N)  PULP & PAPER
     Convention Reporter
     Les Papiers du Quebec
     Pulp & Paper Canada
     Pulp & Paper Annual Directory

(O)  REFERENCE/EDUCATION
     Scott's Government Index
     Canadian Source Book
     Scott's Directory of Canadian Associations

(P)  RETAIL
     Centre Magazine
     Gifts and Tablewares
     Gifts and Tablewares Annual Directory

(Q)  TRUCKING
     Motor Truck
     Truck News
     Truck West